UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                   FORM 12B-25
                        Commission File Number 000-50103

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                           NOTIFICATION OF LATE FILING

(Check One):   [X] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ]  Form 11-K
               [ ]  Form 10-Q and form 10-QSB [ ] For N-SAR

For Period Ended: October 31, 2006

[ ] Transition Report on Form 10-K  [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F  [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:  ______________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I REGISTRATION INFORMATION

Full name of registrant:                    QuadTech International, Inc.
Address of principal executive office:      300-1055 West Hastings St.
                                            Vancouver BC V6E 2E9


                        PART II RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

    | (a) The reasons  described in  reasonable  detail in Part III of this form
    |     could not be eliminated without unreasonable effort or Expense;
    |
    | (b) The subject annual report, semi annual report, transition report on | Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed
[x] |     on or before the 15th calendar day following the  prescribed due date;
    | or the subject quarterly report or transition report on the Form 10-Q, | or portion thereof will be filed on or before the fifth calendar day
    |     following the prescribed due date; and
    |
    | (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has been attached if applicable.

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                               PART III NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The compilation, dissemination and review of the information required to be presented in the Form 10-KSB for the relevant fiscal year has imposed time constraints that have rendered timely filing of the Form 10-KSB impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such quarterly report no later than fifteen days after its original due date.

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                            PART IV OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this modification:

Roland Vetter                  (604)                        871-9031
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(Name)                       (Area Code)                Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Quadtech International, Inc.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 29, 2007

By: /s/ John Meier
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John Meier
President and Chief Executive Officer